ILoadApp

A Nevada Corporation

_________________________________________________________________________________

190/1 Alba Iulia St., Chisinau, Moldova MD2071

Telephone: 373-6923-1658

June 27, 2014

VIA E-MAIL AND EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Ivan Griswold

Staff Attorney

Re: ILoadApp

Amendment No. 4 to Registration Statement on Form S-1

Filed June 3, 2014

File No. 333-190786

Dear Mr. Griswold:

On behalf of ILoadApp (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 23, 2014 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on August 23, 2013 and amended on October 4, 2013, November 19, 2013, April 25, 2014 and June 3, 2014.

In response to the Comment Letter, we are filing with the Commission, Amendment No. 5 to the Registration Statement (the “Amendment”). We are sending you a marked copy for your review.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. Set forth below is the Company’s responses to the Staff’s comments.

General

1. We have reviewed your response to prior comment 2 of our letter dated May 22, 2014, as well as your previous responses to our prior comments regarding shell company status. It remains unclear to us how you concluded that you are not a shell company as defined in Rule 405 without quantitative support demonstrating that your operations are other than nominal or that your assets are not limited to cash or nominal assets. Accordingly, as previously requested, disclose on the cover page, and elsewhere as appropriate, that you are a shell company and include appropriate risk factor disclosure highlighting the consequences of being a shell company. Alternatively, in light of your assertions to the contrary, please clarify in an appropriate place in your filing that there is a risk that you may be deemed a shell company, and discuss the consequences of that status, including the following:

•         the restrictions on your ability to use registration statements on Form S-8;

•         the limitations on the ability of your security holders to rely on Rule 144;

•         the requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition; and

•         the potential reduced liquidity or illiquidity of your securities.

Response: We have completely revised the Registration Statement to reflect we are a shell company as defined in Rule 405. We have indicated we are a shell company on the Cover Page and in the second paragraph on Page 3. We added full paragraph entitled "Shell Company Status" in the second from last paragraph of Page 5. We added two risk factors entitled, "We are a shell company which could affect liquidity in our common stock" and "Because we are a shell company, it will likely be difficult for us to obtain additional financing by way of private offerings of our securities" (See new risk factors 27 and 28). We also added disclosure about shell companies under the section entitled "Shares Eligible for Future Sale." And, under our Description of Business, Corporate History, we state, "We consider ourselves to be a shell company."

Throughout our new disclosures, we have covered the points you asked us to address, i.e., 1) restrictions on our ability to use registration statements on Form S-8; 2) limitations on the ability of our security holders to rely on Rule 144; 3) requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition; and 4) potential reduced liquidity or illiquidity of our securities.

The Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq., our corporate counsel, at (702) 221-1925.

ILoadApp

By: /s/ Veronica Trifon

Veronica Trifon

Chief Executive Officer

cc: Thomas C. Cook, Esq.